3/18/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 06 2002

SEC FILE NUMBER
8-48645

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
FB Equity Sales Corporation of Michigan

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 West Saginaw Highway
(No. and Street)

Lansing (City) Michigan (State) 48917 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory T. Fleet (517) 323-7000 Ext. 2554
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Manor, Costerisan & Ellis, P.C.
(Name — *if individual, state last, first, middle name*)

544 Cherbourg Suite 200 (Address) Lansing (City) Michigan (State) 48917 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02

OATH OR AFFIRMATION

I, Steven R. Rock, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FB Equity Sales Corporation of Michigan, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

none

Signature

President, FB Equity Sales Corp. of Michigan
Title

Notary Public

KATHRYN A. BOLTZ
Notary Public, Eaton County, MI
My Comm. Expires July 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FB EQUITY SALES CORPORATION OF MICHIGAN

REPORT ON FINANCIAL STATEMENTS
(With supplementary information required by Rule 17a-5
of the Securities and Exchange Commission)

YEARS ENDED DECEMBER 31, 2001 AND 2000

CONTENTS

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
FB Equity Sales Corporation of Michigan
Lansing, Michigan

January 23, 2002

We have audited the accompanying statements of financial condition of FB Equity Sales Corporation of Michigan as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FB Equity Sales Corporation of Michigan as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Maner, Costerisan & Ellis, P.C.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Cash and cash equivalents	$ 102,105	$ 67,589
Securities owned, not readily marketable	3,300	3,900
Commissions receivable	8,971	6,538
Related party receivable	27,044	11,840
Other receivables	1,875	1,546
Prepaid insurance	4,438	3,940
TOTAL ASSETS	$ 147,733	$ 95,353
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	$ 464
Payable to related party	35,022	31,550
Commissions payable	4,969	4,631
Deferred tax liability		205
Total liabilities	39,991	36,850
Stockholder's equity:		
Common stock, no par value, authorized 60,000 shares 100 shares issued and outstanding	10,000	10,000
Additional paid-in capital	190,000	90,000
Deficit	(92,258)	(41,497)
Total stockholder's equity	107,742	58,503
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 147,733	$ 95,353

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUES:		
Commissions	$ 164,717	$ 300,828
Interest	1,877	2,691
Unrealized gain (loss) on securities	(600)	600
Total revenues	165,994	304,119
EXPENSES:		
Commissions	80,206	148,146
Salaries and employer related costs	127,976	124,418
Administrative costs	35,894	36,138
Total expenses	244,076	308,702
LOSS BEFORE INCOME TAXES	(78,082)	(4,583)
INCOME TAX BENEFIT	27,321	2,592
NET LOSS	$ (50,761)	$ (1,991)

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Additional Paid-In Capital	Deficit	Total
BALANCE, January 1, 2000	10,000	90,000	(39,506)	60,494
DEDUCT: Net loss			(1,991)	(1,991)
BALANCE, December 31, 2000	10,000	90,000	(41,497)	58,503
ADD: Additional paid-in capital		100,000		100,000
DEDUCT: Net loss			(50,761)	(50,761)
BALANCE, December 31, 2001	$ 10,000	$ 190,000	$ (92,258)	$ 107,742

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash flows from operating activities:		
Net loss	$ (50,761)	$ (1,991)
Adjustments to reconcile net loss to net cash used by operating activities:		
Unrealized gain (loss) on securities	600	(600)
Commissions receivable	(2,433)	1,402
Related party receivable	(15,204)	(5,367)
Other receivables	(329)	2,765
Prepaid insurance	(498)	(1)
Accounts payable	(464)	464
Payable to related party	3,472	(78)
Commissions payable	338	880
Deferred tax liability	(205)	205
Total adjustments	(14,723)	(330)
Net cash used by operating activities	(65,484)	(2,321)
Cash flow from investing activities		
Purchase of securities		(3,300)
Cash flow from financing activities		
Capital contributions	100,000	
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	34,516	(5,621)
CASH AND CASH EQUIVALENTS:		
Beginning of year	67,589	73,210
End of year	$ 102,105	$ 67,589

See notes to financial statements.

FB EQUITY SALES CORPORATION OF MICHIGAN
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash equivalents - For purposes of the statement of cash flows the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commission income - Commission income from insurance companies and mutual funds is recorded on a trade-by-trade basis and normally is settled within 30 days. No allowance for doubtful accounts is considered necessary.

Securities owned, not readily marketable - Securities owned, not readily marketable are recorded at cost.

Income taxes – The Company utilizes an asset and liability approach to account for income taxes. The differences between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the period in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

FB Equity Sales Corporation of Michigan (the "Company") is a wholly owned subsidiary of Michigan Farm Bureau Financial Corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has entered into a "restrictive agreement" with the NASD under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(1). As such, the Company must comply with the following:

- Limit its securities business to the purchase and sale of mutual funds, annuities and unit investment trusts;
- All transactions must be processed on an application-way basis;
- Cannot receive any customer funds;
- Cannot receive securities under any circumstances;
- Refrain from opening branch offices.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (Concluded)

The Company is required to disclose significant concentrations of credit risk regardless of the degree of such risk. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and receivables.

The Company deposits its cash with high-credit-quality financial institutions and money market funds. Although cash balances may exceed the federally insured limits, they are, in the opinion of management, subject to minimal risk. Money market funds, which are not insured, are also are considered subject to minimal risk.

The Company receives commission revenues from various mutual funds and insurance companies for facilitating customer purchases of annuities, life insurance, and mutual funds. The Company's customers are located primarily in the State of Michigan. Approximately 81% of commission revenue is from two different companies, each with a greater than 10% portion of total commissions.

NOTE 3 - INCOME TAXES

The Company files a consolidated federal income tax return with its parent company. Income tax expense is allocated under a formal allocation agreement at the statutory rate of 35%. Amounts related to losses or credits are also allocated. Amounts due from the parent company for income taxes amounted to $27,044 and $11,840 at December 31, 2001 and 2000, respectively.

The difference between federal income tax expense and tax computed at the statutory rate is primarily attributable to amortization of organization costs and unrealized gains on investments. Deferred taxes arise from unrealized gains on investments.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company has entered into agreements with Farm Bureau Mutual Insurance Company of Michigan and Farm Bureau Life Insurance Company of Michigan, related companies, to allocate expenses related to executive support, office space and equipment, and administrative and clerical support based on actual costs. The total amount of expense allocation to the Company amounted to approximately $158,000 and $155,000 for the years ended December 31, 2001 and 2000, respectively. As of December 31, 2001 and December 31, 2000, the amounts due to the related parties were $35,022 and $31,550, respectively. Also see Note 3.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD the Company is subject to Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2001, the Company had regulatory net capital of $65,534 and a minimum regulatory net capital requirement of $5,000. The regulatory net capital ratio of the Company was .61 to 1.

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

We have audited the accompanying financial statements of FB Equity Sales Corporation of Michigan as of and for the year ended December 31, 2001 and have issued our report thereon dated January 23, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Maner, Costerisan & Ellis, P.C.

Certified Public Accountants

Lansing, Michigan
January 23, 2002

FB EQUITY SALES CORPORATION OF MICHIGAN
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AND RECONCILIATION WITH COMPANY'S COMPUTATION
AS OF DECEMBER 31, 2001

NET CAPITAL		
Total stockholder's equity		$ 107,742
Deductions and/or charges:		
Non allowable assets:		
Securities owned, not readily marketable	$ 3,300	
Other receivables	1,875	
12(b)1 trail receivables	3,935	
Prepaid insurance	4,438	
Related party receivable	27,044	40,592
Net capital before haircuts on securities positions		67,150
Haircuts on securities (computed where applicable)		1,616
Net capital		$ 65,534
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition		
Accounts and commissions payable		$ 39,991
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (Aggregate indebtedness of 6 2/3 percent of $39,991 or $5,000 if greater)		$ 5,000
Excess net capital		$ 60,534
Ratio: Aggregate indebtedness to net capital		.61:1

Statement Pursuant to Rule 17a-5(d)(4)

There are no material differences between the computation of net capital contained herein and the corresponding computation prepared by the Company and included in the unaudited Part IIA Focus Report as of the same date.

Maner, Costerisan & Ellis, P.C.
Certified Public Accountants

January 23, 2002

Board of Directors
FB Equity Sales Corporation
Lansing, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of FB Equity Sales Corporation (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in the rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with general accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

544 Cherbourg Drive • Suite 200 • Lansing, Michigan 48917-5010 • (517) 323-7500 • Fax (517) 323-6346

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Mason, Conterson & Ellis, P.C.

Certified Public Accountants

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